SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Centillium Communications, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

152319109

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Dorothy An, Esq.

Vice President and General Counsel
Centillium Communications, Inc.
215 Fourier Avenue
Fremont, California 94539
(510) 771-3700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Arthur F. Schneiderman

Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$7,256,630	$919.42

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,852,121 shares of common stock of Centillium Communications, Inc. having an aggregate value of $7,256,630 as of November 8, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Tender Offer Statement on Schedule TO relates to an offer by Centillium Communications, Inc., a Delaware corporation (“Centillium” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 5,852,121 shares of the Company’s common stock, whether vested or unvested, that have exercise prices of $4.00 per share or higher (the “Eligible Options”) and that are held by eligible employees. These Eligible Options may be exchanged for new options that will be granted under the Company’s 1997 Stock Plan and 2001 Nonstatutory Stock Option Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated November 30, 2004 (the “Offer to Exchange”), (ii) the Election Form and (iii) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(c), respectively. An “eligible employee” refers to all persons who are employees of Centillium or one of its subsidiaries and remain employees through the date on which the New Options are granted. Faraj Aalaei, the Company’s Chief Executive Officer and a member of the Company’s Board of Directors, Scott Kamsler, the Company’s Vice-President and Chief Financial Officer, and the remaining members of the Company’s Board of Directors are ineligible to participate in the Exchange Offer.

      The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

      The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

      (a) Name and Address.

      Centillium is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 215 Fourier Avenue, Fremont, California 94539 and the telephone number at that address is (510) 771-3700. The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Information concerning Centillium” is incorporated herein by reference.

      (b) Securities.

      The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and under the caption “The Offer” in the sections entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

      (c) Trading Market and Price.

      The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

      (a) Name and Address.

      The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

      Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

      (a) Material Terms.

      The information set forth in the Offer to Exchange under the caption “Summary Term Sheet,” the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” and “Extension of offer; termination; amendment” and Schedules C through I of the Offer to Exchange is incorporated herein by reference.

      (b) Purchases.

      The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

      (e) Agreements Involving the Subject Company’s Securities.

      The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference. The option plans and related option agreements and addendums attached hereto as Exhibits (d)(1) through (d)(4) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

      (a) Purposes.

      The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and under the caption “The Offer” in the section entitled “Purpose of the offer” is incorporated herein by reference.

      (b) Use of Securities Acquired.

      The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Acceptance of options for exchange and issuance of new options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

      (c) Plans.

      The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Purpose of the offer” and “Information concerning Centillium” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

      (a) Source of Funds.

      The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of new options” is incorporated herein by reference.

      (b) Conditions.

      Not applicable.

      (d) Borrowed Funds.

      Not applicable.

Item 8.	Interest in Securities of the Subject Company.

      (a) Securities Ownership.

      The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

      (b) Securities Transactions.

      The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/ Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations.

      Not applicable.

Item 10.	Financial Statements.

      (a) Financial Information.

      The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the sections entitled “Information concerning Centillium,” “Financial statements,” and “Additional information” is incorporated herein by reference. Centillium’s Annual Report on Form 10-K and Quarterly Report on 10-Q for the Quarter ended September 30, 2004 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

      (b) Pro Forma Information.

      Not applicable.

Item 11.	Additional Information.

      (a) Agreements, Regulatory Requirements and Legal Proceedings.

      The information set forth in the Offer to Exchange under caption “The Offer” in the section entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

      (b) Other Material Information.

      Not applicable.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(a)	Offer to Exchange Stock Options Priced at $4.00 or Higher for New Options, dated November 30, 2004.
(a)(1)(b)	Election Form.
(a)(1)(c)	Withdrawal Form.
(a)(1)(d)	Form of Promise to Grant Stock Options.
(a)(1)(e)	Letter from Faraj Aalaei, dated November 30, 2004.
(a)(1)(f)	Forms of reminder e-mail communications to employees.
(a)(1)(g)	Form of Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program or who Withdraw their Election.
(b)	Not Applicable.

Exhibit
Number	Description

(d)(1)	Amended and Restated 1997 Stock Plan (filed as Appendix C to Centillium’s Definitive Proxy Statement filed on April 29, 2004, and incorporated herein by reference).*
(d)(2)	Form of 1997 Stock Plan Stock Option Agreement.**
(d)(3)	2001 Nonstatutory Stock Option Plan (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 6, 2001 and incorporated herein by reference).
(d)(4)	Form of 2001 Nonstatutory Stock Option Plan Option Agreement.**
(g)	Not Applicable.
(h)	Not Applicable.

*	As described in the Offer to Exchange, option grants made to certain employees outside the United States may be made pursuant to a “sub-plan” under the 1997 Stock Plan.

**	The forms of 1997 Stock Plan Option Agreement and 2001 Nonstatutory Stock Option Plan Option Agreement may vary for certain employees outside the United States as described in the Offer to Exchange.

Item 13.	Information Required by Schedule 13E-3.

      (a) Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CENTILLIUM COMMUNICATIONS, INC.

/s/ FARAJ AALAEI

Faraj Aalaei
Chief Executive Officer

Date: November 30, 2004

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(a)	Offer to Exchange Stock Options Priced at $4.00 or Higher for New Options, dated November 30, 2004.
(a)(1)(b)	Election Form.
(a)(1)(c)	Withdrawal Form.
(a)(1)(d)	Form of Promise to Grant Stock Options.
(a)(1)(e)	Letter from Faraj Aalaei, dated November 30, 2004.
(a)(1)(f)	Forms of reminder e-mail communications to employees.
(a)(1)(g)	Form of Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program or who Withdraw their Election.
(b)	Not Applicable.
(d)(1)	Amended and Restated 1997 Stock Plan (filed as Appendix C to Centillium’s Definitive Proxy Statement filed on April 29, 2004, and incorporated herein by reference).*
(d)(2)	Form of 1997 Stock Plan Stock Option Agreement.**
(d)(3)	2001 Nonstatutory Stock Option Plan (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 6, 2001 and incorporated herein by reference).
(d)(4)	Form of 2001 Nonstatutory Stock Option Plan Option Agreement.**
(g)	Not Applicable.
(h)	Not Applicable.

*	As described in the Offer to Exchange, option grants made to certain employees outside the United States may be made pursuant to a “sub-plan” under the 1997 Stock Plan.

**	The forms of 1997 Stock Plan Option Agreement and 2001 Nonstatutory Stock Option Plan Option Agreement may vary for certain employees outside the United States as described in the Offer to Exchange.